United States Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the half-year ended September 30, 2021

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1). Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7). Yes ☐ No ☑

Table of Contents

SIFY TECHNOLOGIES LIMITED

FORM 6-K

For the half-year ended September 30, 2021

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Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this report are the property of their respective owners. In this Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs,”, “₹.”, “rupees” or “Indian rupees” are to the legal currency of India . References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

For your convenience, this Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Report, all translations from Indian rupees to U.S. dollars contained in this Report have been based on the reference rate in the City of Mumbai on September 30, 2021 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹74.255 per $1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. In this Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our corporate website, www.sifytechnologies.com, is not part of our Annual Report for the year ended March 31, 2021 or this Report.

Forward-looking Statements

In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Annual Report on Form 20-F for the fiscal year ended March 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2021.

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	our ability to generate and manage growth and to manage our international operations;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the SEC from time to time. Our filings with the SEC are available on its website at www.sec.gov.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2021
		September 30, 2021 ₹	March 31, 2021* ₹	Convenience translation into US$ (In thousands)
ASSETS
Property, plant and equipment	4	13,759,489	12,496,784	185,301
Right of Use Assets	7A	4,456,237	4,539,602	60,013
Intangible assets	5	785,633	694,586	10,580
Other assets		1,204,733	846,508	16,224
Deferred contract costs		21,559	29,887	290
Other investments		457,951	212,238	6,167
Deferred tax assets		743,241	636,472	10,009
Total non-current assets		21,428,843	19,456,077	288,584

Inventories		2,209,558	1,414,738	29,756
Trade and other receivables, net	8A	14,143,228	9,722,230	190,468
Contract assets	8B	38,318	7,516	516
Deferred contract costs		40,819	46,087	550
Prepayments for current assets		639,857	515,890	8,617
Restricted cash	6	868,280	400,971	11,693
Cash and cash equivalents	6	1,951,543	5,101,083	26,282
Total current assets		19,891,603	17,208,515	267,882
Total assets		41,320,446	36,664,592	556,466

EQUITY AND LIABILITIES
Equity
Share capital		1,837,860	1,835,195	24,751
Share premium		19,653,946	19,628,129	264,682
Share based payment reserve		342,588	336,340	4,614
Other components of equity		58,277	90,381	785
Accumulated deficit		(8,039,571)	(8,724,570)	(108,270)
Equity attributable to equity holders of the Company		13,853,100	13,165,475	186,562

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2021
		September 30, 2021 ₹	March 31, 2021* ₹	Convenience translation into US$ (In thousands)
Liabilities
Borrowings		4,085,120	3,642,588	55,015
Lease liabilities	7B	1,095,074	1,772,623	14,747
Employee benefits	9	258,095	192,404	3,476
Contract liabilities	8B	1,340,221	929,590	18,049
Other liabilities		60,942	40,002	821
Total non-current liabilities		6,839,452	6,577,207	92,108

Borrowings		5671,028	5,766,641	76,372
Lease liabilities	7B	1,110,956	430,026	14,961
Bank overdraft	6	367,070	123,666	4,943
Trade and other payables		11,560,492	9,223,953	155,686
Contract liabilities	8B	1,915,271	1,377,624	25,793
Deferred income		3,077	-	41
Total current liabilities		20,627,894	16,921,910	277,795

Total liabilities		27,467,346	23,499,117	369,903

Total equity and liabilities		41,320,446	36,664,592	556,466

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

*	Derived from the audited consolidated financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

		Quarter ended September 30,		Quarter ended September 30, 2021	Half year ended September 30,		Half year ended September 30, 2021
	Note	2021 ₹	2020 ₹	Convenience translation into US$ (In thousands)	2021 ₹	2020 ₹	Convenience translation into US$ (In thousands)
Revenue	10	6,985,631	5,898,730	94,076	13,436,972	11,158,126	180,957
Cost of goods sold and services rendered	11	(4,134,781)	(3,647,171)	(56,571)	(8,034,970)	(6,750,580)	(109,168)
Other income		32,922	41,923	443	49,449	57,386	666
Selling, general and administrative expense		(1,380,408)	(1,070,515)	(17,703)	(2,479,329)	(2,081,859)	(32,429)
Depreciation and amortization	4&5	(790,355)	(667,219)	(10,644)	(1,592,521)	(1,325,157)	(21,447)
Profit from operating activities		713,008	555,748	9,601	1,379,601	1,057,916	18,579
Finance income	13	14,485	81,587	195	35,130	99,795	473
Finance expenses	13	(266,551)	(223,110)	(3,590)	(513,991)	(477,657)	(6,922)
Net finance expense		(252,066)	(141,523)	(3,395)	(478,861)	(377,862)	(6,449)

Profit before tax		460,942	414,225	6,206	900,740	680,054	12,130
Income tax (expense)/ benefit		(104,811)	(157,499)	(1,412)	(215,732)	(251,564)	(2,905)
Profit for the period		356,131	256,726	4,794	685,008	428,490	9,225
Basic earnings per share	14	1.95	1.43	0.03	3.76	2.39	0.05
Diluted earnings per share	14	1.90	1.43	0.03	3.66	2.39	0.05

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

		Quarter ended September 30		Quarter ended September 30, 2021	Half year ended September 30		Half year ended September 30, 2021
	Note	2021 ₹	2020 ₹	Convenience translation into US$ (In thousands)	2021 ₹	2020 ₹	Convenience translation into US$ (In thousands)
Profit for the period		356,131	256,726	4,796	685,008	428,490	9,225

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	9	(27,060)	3,897	(364)	(35,592)	1,203	(479)
Items that will be reclassified to profit or loss
Foreign currency translation differences of foreign operations		(411)	(7,635)	(6)	3,484	(7,021)	47
Other comprehensive income/(loss) for the period		(27,471)	(3,738)	(370)	(32,108)	(5,818)	(432)

Total comprehensive income for the period		328,660	252,988	4,426	652,900	422,672	8,793

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For the half year ended September 30, 2021

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained Earnings/ (accumulated deficit)	Total	Non- controlling interest	Total Equity
Balance at April 1, 2021	1,835,195	19,628,129	336,340	90,381	(8,724,570)	13,165,475	-	13,165,475

Total comprehensive income/ (loss) for the period	-	-	-	(32,108)	685,007	652,899	-	652,899

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	2,665	25,817	-	-	-	28,482	-	28,482

Transaction costs related to equity	-			4	(8)	(4)		(4)

Transferred from share based payment reserve	-	-	-	-	-	-	-	-

Share-based payment transactions	-		6,248	-	-	6,248	-	6,248

Balance as at September 30, 2021	1,837,860	19,653,946	342,588	58,277	(8,039,571)	13,853,100	-	13,853,100

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For year ended March 31, 2021

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2020	1,805,047	19,358,022	351,054	93,617	(10,256,432)	11,351,308	-	11,351,308

Total comprehensive income for the year	-	-	-	(3,236)	1,531,862	1,528,626	-	1,528,626

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	30,148	215,342				245,490	-	245,490

Call money received						-	-	-

Dividends paid (incl dividend distribution tax)					-	-	-	-

Transaction costs related to equity						-	-	-

Transferred from share based payment reserve on exercise of ESOP		54,765	(54,765)			-	-	-

ESOP Expenses		-	40,051			40,051	-	40,051

Balance at March 31, 2021	1,835,195	19,628,129	336,340	90,381	(8,724,570)	13,165,475	-	13,165,475

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2021
	2021 ₹	2020 ₹	Convenience translation into US$ (In thousands)
Cash flows from / (used in) operating activities
Profit for the period	685,007	428,489	9,225
Adjustments for:
Depreciation and amortization	1,592,521	1,325,157	21,447
Gain on sale of property, plant and equipment	(1,337)	(595)	(18)
Provision for doubtful receivables and advances	200,000	240,122	2,693
Stock compensation expense	11,802	32,359	159
Net finance expense / (income)	478,861	377,862	6,449
Unrealized (gain)/ loss on account of exchange differences	1,062	19,208	14
Income tax expense	215,732	251,564	2,905
	3,183,648	2,674,167	42,874
Change in trade and other receivables	(4,326,953)	380,821	(58,272)
Change in inventories	(794,819)	(546,819)	(10,704)
Change in Contract Assets	(14,043)	(7,329)	(189)
Change in Contract Costs	13,596	31,886	183
Change in other assets	(118,855)	(133,003)	(1,601)
Change in trade and other payables	1,749,791	393,549	23,565
Change in employee benefits	30,465	21,528	410
Change in Contract Liabilities	948,279	214,216	12,771
Change in deferred Income	3,078	-	41
Cash from operating activities	674,187	3,029,016	9,078
Income taxes (paid)/refund received	(618,548)	87,658	(8,330)
Net cash from operating activities	55,639	3,116,674	748

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(2,145,921)	(999,688)	(28,899)
Expenditure on intangible assets	(269,642)	(118,513)	(3,631)
Investments in corporate debt securities during the year	(243,600)	-	(3,281)
Amount paid for acquisition of right of use assets	(73,157)	(16,037)	(985)
Proceeds from sale of property, plant and equipment	1,356	595	18
Finance income received	25,567	85,478	344
Net cash used in investing activities	(2,705,397)	(1,048,165)	(36,434)

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2021
	2021 ₹	2020 ₹	Convenience translation into US$ (In thousands)
Cash flows from / (used in) financing activities
Proceeds from issue of shares (including share premium)	22,919	1,430	309
Proceeds from long-term borrowings	1,523,289	1,332,351	20,514
Repayment of long-term borrowings	(1,349,000)	(1,305,300)	(18,167)
Increase/(decrease) in short-term borrowings	143,494	541,087	1,932
Repayment of lease liabilities	(108,665)	(81,800)	(1,463)
Finance expenses paid	(510,481)	(496,069)	(6,875)
Net cash used in financing activities	(278,444)	(8,302)	(3,750)

Net Increase in cash and cash equivalents	(2,928,202)	2,060,208	(39,436)
Cash and cash equivalents at April 1	5,378,388	1,415,291	72,431
Effect of exchange fluctuations on cash held	2,567	(1,652)	36
Cash and cash equivalents at period end	2,452,753	3,473,846	33,031
Supplementary information
Additions to property plant and equipment represented by finance lease obligations	-	-

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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SIFY TECHNOLOGIES LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(In thousands of Rupees, except share, per share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited (‘Sify’ or ‘the Company’) is a Company domiciled in India. The address of the Company’s registered office is 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai – 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited, Sify Infinit Spaces Limited Sify Digital Services Limited and Print House (India) Private Limited (are together referred to as the ‘Group’ and individually as ‘Group entities’). The Group offers converged ICT solutions comprising Network Services, Data Center Services and Digital Services which includes cloud and managed services, network managed services, technology integration services and applications integration services. Pursuant to business transfer effected from April 1, 2020 vide Business Transfer Agreement dated January 28, 2021, the operating segments of the company have been reclassified as Network Services, Data Center Services and Digital Services. The Company was incorporated on December 12, 1995 and is listed on the NASDAQ Capital Market. The financial statements are for the Group consisting of Sify Technologies Limited (the 'Company') and its subsidiaries.

2.	Basis of preparation

a.	Statement of compliance

The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2021.

These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on October 29, 2021.

b.	Functional and presentation currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Indian rupee is the functional currency of Sify and its Indian Subsidiary. US dollar is the functional currency of Sify’s foreign subsidiaries located in the US and Singapore.

The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the quarter and half year ended September 30, 2021 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on September 30, 2021 for wire transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 74.255 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2021 or at any other date.

c.	Use of estimates

The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.

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Acquisitions

During the previous year, the Company acquired 100% equity stake in Print House (India) Private Limited (PHIPL) through Corporate Insolvency Resolution Process. The Company emerged as successful Resolution Applicant (RA) vide Hon’ble National Company Law Tribunal (NCLT) order dated June 23, 2020. Pursuant to the Resolution Plan submitted, the management of affairs of the Company vested with Monitoring Committee consisting of Resolution Professional and the Financial Creditor of PHIPL. The Company took over the management of affairs of PHIPL after dissolution of Monitoring Committee on October 16, 2020 as per the Resolution Plan. The existing share capital of PHIPL has been reduced to NIL. Fresh capital has been issued to the Company. The Company has implemented the Resolution Plan in terms of settlement of financial creditors, operational creditors, absorbing of employees as appropriate to the continuance of proposed business and reviving the operations of the Company by converting the facility into world class data centers as per the order of Hon’ble NCLT and the orders dismissing appeals by both Hon’ble NCLT and Hon’ble NCLAT.

This investment is accounted as acquisition of an asset as per paragraph B7C of IFRS 3 Business Combination. Consequently, the pre-acquisition profits are adjusted against the consideration and the value of the assets acquired. Transactions post acquisition are consolidated in accordance with IFRS 10, Consolidated Financial Statements. The acquisition date accounting resulted in recognition of following:

Particulars	Amount (in million)
Financial Creditors	425
Operational Creditors	-
Statutory Payables	69
Rental deposits	19
Other Payables	11
Total Liabilities Settled	524

Buildings	109
Right of use asset – Land	415
Total Assets Taken Over	524

Business Transfer

During the previous year, the Company transferred its Data Center business to its wholly owned subsidiary Sify Infinit Spaces Limited (“SISL”) and IT services business (Cloud and Managed services, Applications Integration services and Technology Integration services) to its wholly owned subsidiary Sify Digital Services Limited (“SDSL”) respectively effective from April 01, 2020 vide Business Transfer Agreement dated January 28, 2021 (“BTA”). The consideration is settled by way of issue of equity shares at par. The consideration for transfer to business to Sify Infinit Spaces Limited is ₹ 5,000 million (US $ 68 million) and that of transfer to Sify Digital Services Limited is ₹ 2,000 million (US $ 27 million)

3.	Significant accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31, 2021.

Basis of consolidation

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-Group balances and transactions, and any unrealized income and expenses arising from intra-Group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

Subsidiaries are consolidated from the date control commences until the date control ceases. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns.

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a.	Recent accounting pronouncements

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 16

On May 14, 2020 International Accounting Standards Board (IASB) has issued amendment to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its condensed consolidated financial statements.

Amendments to IAS 37

On May 14, 2020 International Accounting Standards Board (IASB) has issued Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) which specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 8

On February 12, 2021 International Accounting Standards Board (IASB) has issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its condensed consolidated financial statements.

Amendments to IAS 1

On February 12, 2021 International Accounting Standards Board (IASB) has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 12

On May 7,2021, International Accounting Standards Board (IASB) has issued amendment to IAS 12 Income Taxes which narrowed the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

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4.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the half year ended September 30, 2021

(Rupees in Thousands)

	Cost				Accumulated depreciation
Particulars	As at April 1, 2021	Additions	Disposals	As at Sep 30, 2021	As at April 1, 2021	Depreciation for the year	Deletions	As at Sep 30, 2021	Carrying amount as at Sep 30, 2021
Land	147,176	-	-	147,176	-	-	-	-	147,176
Building	4,767,708	169,562	-	4,937,270	871,698	96,040	-	967,738	3,969,532
Plant and machinery	15,161,056	866,215	8,850	16,018,420	9,590,746	670,709	8,815	10,252,636	5,765,784
Computer equipments	1,685,739	-	-	1,685,738	1,494,287	-	-	1,494,288	191,450
Office equipment	1,294,796	87,188	-	1,381,984	713,157	94,080	-	807,240	574,744
Furniture and fittings	3,238,201	247,887	252	3,485,836	1,607,897	281,527	-	1,889,423	1,596,413
Vehicles	9,721	-	-	9,721	9,697	-	-	9,696	25
Total	26,304,397	1,370,852	9,102	27,666,145	14,287,482	1,142,356	8,815	15,421,021	12,245,124
Add: Construction in progress									1,514,365
Total	26,304,397	1,370,852	9,102	27,666,145	14,287,482	1,142,356	8,815	15,421,021	13,759,489

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The following table presents the changes in property, plant and equipment during the year ended March 31, 2021

	Cost				Accumulated depreciation
Particulars	As at April 1, 2020	Additions	Disposals	As at Mar 31, 2021	As at April 1, 2020	Depreciation for the year	Deletions	As at Mar 31, 2021	Carrying amount as at March 31, 2021
Freehold Land	147,176	-	-	147,176	-	-	-	-	147,176
Building	4,395,750	371,958	-	4,767,708	690,945	180,753	-	871,698	3,896,010
Plant and machinery	13,426,602	1,742,724	8,270	15,161,056	8,464,635	1,134,268	8,157	9,590,746	5,570,310
Computer equipment	1,601,641	87,151	3,053	1,685,739	1,351,288	146,051	3,052	1,494,287	191,452
Office equipment	1,054,432	240,666	302	1,294,796	553,252	160,144	239	713,157	581,639
Furniture and fittings	2,539,188	699,783	770	3,238,201	1,208,707	399,973	783	1,607,897	1,630,304
Vehicles	9,721	-	-	9,721	9,675	22	-	9,697	24
Total	23,174,510	3,142,282	12,395	26,304,397	12,278,502	2,021,211	12,231	14,287,482	12,016,915
Add: Construction in progress									479,869
Total	23,174,510	3,142,282	12,395	26,304,397	12,278,502	2,021,211	12,231	14,287,482	12,496,784

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5.	Intangible assets

Intangible assets comprise the following:

	September 30, 2021	March 31, 2021
Goodwill	14,595	14,595
Other intangible assets	771,038	679,991
	785,633	694,586

(i) Goodwill

The following table presents the changes in goodwill during the half year/year ended

	September 30, 2021	March 31, 2021
Balance at the beginning of the period	14,595	14,595
Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at September 30, 2021 and March 31, 2021 has been allocated to the Applications Integration Services segment.

(ii) Other intangibles

The following table presents the changes in intangible assets during the half year ended September 30, 2021 and year ended March 31, 2021.

	Bandwidth Capacity	Software	License fees	Total
(A) Cost
Balance as at April 1, 2020	736,388	1,270,728	78,000	2,085,116
Acquisitions during the period	-	307,506	-	307,506
Disposals during the period	-	-	-	-
Balance as at March 31, 2021	736,388	1,578,234	78,000	2,392,622
Acquisitions during the period	-	269,643	-	269,643
Disposals during the period	-	-	-	-
Balance as at September 30, 2021	736,388	1,847,877	78,000	2,662,265

(B) Amortization
Balance as at April 1, 2020	438,213	944,667	37,139	1,420,019
Amortization for the year	74,482	214,980	3,150	292,612
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2021	512,695	1,159,647	40,289	1,712,631
Amortization for the period	37,441	139,79	1,575	178,795
Impairment loss on intangibles	-	-	-	-
Exchange difference	-	(199)	-	(199)
Balance as at September 30, 2021	550,136	1,299,227	41,864	1,891,227

(C) Carrying amounts
As at March 31, 2021	223,693	418,587	37,711	679,991

As at September 30, 2021	186,252	548,650	36,136	771,038

Intangible assets that were fully impaired/amortised were removed from the block.

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6.	Cash and cash equivalents

Cash and cash equivalents as at September 30, 2021 amounted to ₹ 1,951,543 (March 31, 2021 : ₹ 5,101,083). This excludes cash of ₹ 868,280 (March 31, 2021: ₹ 400,971), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a)	Restricted cash

Non current	September 30, 2021	March 31, 2021	September 30, 2020	March 31, 2020
Against future performance obligation	-	-	-	-
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	868,280	400,971	356,457	332,605
Total restricted cash	868,280	400,971	356,457	332,605
(b) Non restricted cash
Current
Cash and bank balances	1,951,543	5,101,083	3,885,495	2,318,480

Total cash (a+b)	2,819,823	5,502,054	4,241,952	2,651,085
Bank overdraft used for cash management purposes	(367,070)	(123,666)	(768,105)	(1,235,794)
Less: Non current restricted cash	-	-	-	-
Cash and cash equivalents for the statement of cash flows	2,452,753	5,378,388	3,473,847	1,415,291

7A.	Right of Use Assets

Following are the changes in the carrying value of Right of use assets for the six months ended September 30, 2021:

	Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2021	1,807,260	1,716,152	486,056	530,134	4,539,602
Additions	-	115,047	24,914	46,868	186,829
Deletions	-	-	-	-	-
Depreciation	(11,900)	(152,600)	(65,900)	(41,100)	(271,500)
Translation difference	-	506	-	800	1,306
Balance as of September 30, 2021	1,795,360	1,679,105	445,070	536,702	4,456,237

7B.	Lease liability

Following is the breakup of Current and Non-current lease liabilities as on September 30, 2021

Particulars	Amount
Current Liabilities	1,110,956
Non-Current Liabilities	1,095,074
Total	2,206,030

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Following is the movement in lease liabilities during the six months ended September 30, 2021:

Particulars	Amount
Balance as of April 1, 2021	2,202,552
Additions	139,960
Finance cost accrued during the period	94,401
Deletions	0
Payment of lease liabilities	(236,219)
Fair value adjustment	5,122
Translation difference	214
Balance as of September 30, 2021	2,206,030

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2021 is 9.5%p.a.

The table below provides details regarding the contractual maturities of lease liabilities on undiscounted basis as of September 30, 2021

Particulars	Amount
Less than one year	501,976
One to five years	1,217,140
More than five years	2,688,229
Total	4,407,345

Rental expenses recorded on short-term leases amounts to 114,602.

8A.	Trade and other receivables

Trade and other receivables comprise:

	September 30, 2021	March 31, 2021
(i) Trade receivables, net	11,525,489	8,520,118
(ii) Other receivables including deposits	2,617,739	1,202,112
	14,143,228	9,722,230

Trade receivables consist of:

	September 30, 2021	March 31, 2021
Other trade receivables	12,129,413	8,946,605
	12,129,413	8,946,605
Less: Allowance for doubtful receivables	(603,924)	(426,487)
Balance at the end of half year/year	11,525,489	8,520,118

The activity in the allowance for doubtful accounts receivable is given below:

	September 30, 2021	March 31, 2021
Balance at the beginning of the period	426,487	270,621
Add : Additional provision, net	200,000	755,495
Less : Bad debts written off	(22,563)	(599,629)
Balance at the end of half year/year	603,924	426,487

Financial assets included in other receivables	73,614	79,830

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8B.	Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	September 2021		March 2021
Trade Receivables		11,525,489		8,520,118
Contract Assets – Unbilled Revenue		38,318		7,516
Contract liabilities – Deferred Income
Current contract liabilities	1,918,276		1,377,624
Non current contract liabilities	1,340,221		929,590
Total Contract liabilities – Deferred Income		3,258,497		2,307,214

The following table provides the movement in contract assets (unbilled revenue) for the half year ended September 30, 2021

Particulars	Rs.
Balance as of April 1, 2021	7,516
Add: Revenue recognized during the period	31,121
Less: Invoiced during the period	(700)
Add: Translation gain or (loss)	381
Balance as of September 30, 2021	38,318

The following table provides the movement in contract liabilities (Deferred Income) for the half year ended September 30, 2021

Particulars	Rs.
Balance as of April 1, 2021	2,307,214
Less: Revenue recognized during the period	(10,070,876)
Add: Invoiced during the period but revenue not recognised	11,017,681
Add: Translation gain or (loss)	4,478
Balance as of September 30, 2021	3,258,497

8C.	Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the period ended September 30, 2021 the Group has capitalised Rs. 20,514 and amortised Rs. 34,110 There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period. The Group recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

9.	Employee benefits

	September 30, 2021	March 31, 2021
Gratuity payable	191,915	136,538
Compensated absences	66,180	55,866
	258,095	192,404

Gratuity cost

The components of gratuity cost recognized in the income statement for the quarter and half year ended September 30, 2021 and 2020 consists of the following:

	Quarter ended September 30, 2021	Quarter ended September 30, 2020	Half year ended September 30, 2021	Half year ended September 30, 2020
Service cost	8,436	6,982	15,975	13,898
Interest cost	2,525	2,191	4,988	4,329
Interest income	(580)	(427)	(1,145)	(843)
Net gratuity costs recognized in statement of income	10,381	8,746	19,818	17,384

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The following table set out the status of the gratuity plan:

Change in defined benefit obligation	September 30, 2021	March 31, 2021
Projected benefit obligation at the beginning of half year/ year	177,098	156,412
Service cost	15,975	29,854
Interest cost	4,988	8,753
Remeasurements - Actuarial (gain) / loss	35,249	(7,178)
Benefits paid	(7,634)	(10,743)
Projected benefit obligation at the end of half year/ year	225,676	177,098

Change in plan assets	September 30, 2021	March 31, 2021
Fair value of plan assets at the beginning of the period	40,651	30,474
Interest income	1,145	1,705
Remeasurements – return on plan assets excluding amounts included in interest income	(311)	21,214
Employer contributions
Benefits paid	(7,634)	(10,743)
		(1,999)
Fair value of plan assets at the end of the period	33,851	40,651

Actuarial Assumptions at reporting date:

	As at September 30, 2021	As at March 31, 2021
Discount rate	5.85% P.a	5.70% p.a..
Long-term rate of compensation increase	5.00% P.a	5.00% p.a.
Expected long term rate of return on plan assets	0% for the first year and 5% thereafter	0% for the first year and 5% thereafter
Average future working life time	5.36 years	4.32 years

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

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Remeasurement of defined benefit plans recognised in other comprehensive income

The amount gains and losses on remeasurement of defined benefit plans recognized directly in other comprehensive income for the half year ended September 30, 2021 and 2020 are as follows:

	Half year ended September 30, 2021	Half year ended September 30, 2020
Gain or (loss) on remeasurement of defined benefit plans	35,560	(1,203)
	35,560	(1,203)

Historical information

	Half year ended September 30, 2021	Half year ended September 30, 2020
Experience adjustments - (loss)/gain	29,769	4,991
Impact of change in assumptions on plan liabilities - (loss)/gain	-	(6,194)
Demographic assumptions	1,076	-
Return on plan assets , excluding amount recognised in net interest expense	311
Change in financial assumptions	4,404
	35,560	(1,203)

10.	Revenue

	Quarter ended		Half year ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Rendering of services
Service revenue	6,254,971	5,283,932	12,489,362	1,00,97,042
Installation service revenue	4,656	85,475	(21,829)	1,89,G422
	6,259,627	5,369,407	12,467,533	1,02,86,464
Sale of products	726,004	529,323	969,439	8,71,662
Total	6,985,631	5,898,730	13,436,972	1,11,58,126

Note :1. Revenue disaggregation as per business segment and geography has been included in segment information (See Note 15).

Note :2 Performance obligations and remaining performance obligations

The Group has applied the practical expedient provided in the standard and accordingly not disclosed the remaining performance obligation relating to the contract where the performance obligation is part of a contract that has an original expected duration of one year or less and has also not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date.

The following table provides revenue expected to be recognised in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date.

To be recognised	Rs.
Within one year	1,295,648
One to three years	1,057,467
Three years or more	616,930

11.	Cost of goods sold and services rendered

Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating income.

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12.	Personnel expenses

	Quarter ended		Half year ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Salaries and wages	837,148	689,333	1,596,357	1,416,370
Contribution to provident fund and other funds	82,044	37,961	124,170	75,702
Staff welfare expenses	14,519	7,842	27,464	11,197
Employee Stock compensation expense	5,101	14,555	11,802	32,359
	938,812	749,691	1,759,793	1,535,628

Attributable to Cost of goods sold and services rendered	427,681	395,964	848,086	786,245
Attributable to selling, general and administrative expenses	511,130	353,727	911,707	749,383

13.	Financial income and expense

	Quarter ended		Half year ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Interest income on bank deposits	7,878	13,308	21,939	24,556
Others	6,606	68,279	13,191	75,239
Finance income	14,484	81,587	35,130	99,795
Interest expense on financial lease liabilities	46,634	(39,877)	91,104	(79,190)
Bank charges	40,458	(9,458)	74,830	(34,748)
Other interest	179,460	(173,775)	348,057	(363,719)
Finance expense	(266,552)	(223,110)	(513,991)	(477,657)
Net finance expense recognised in profit or loss	(252,068)	(141,523)	(478,861)	(377,862)

14.	Earnings per share

The calculation of basic earnings per share for the quarter and half year ended September 30, 2021 is based on the earnings attributable to ordinary shareholders:

	Quarter ended		Half year ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net profit – as reported	356,131	256,726	685,008	4,28,490

Weighted average number of shares – Basic	182,394,635	179,231,687	182,394,635	17,92,27,444
Basic earnings per share	1.95	1.43	3.76	2.39

Weighted average number of shares – Diluted	187,195,419	179,369,266	187,195,419	17,92,96,379
Diluted earnings per share	1.90	1.43	3.66	2.39

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15.	Segment reporting

The operating segments of the Group has been reclassified in the current year with effect from April 1, 2021 pursuant to the business reorganisation done in the previous year pursuant to Business Transfer Agreement (BTA) dated January 28, 2021.

Consequently, the operating segments of the Group are as under:

Network Services – This segment comprise of domestic data services, international data services and wholesale voice services. The services in this segment are subject to licensing regulations of Telecom Regulatory Authority of India (TRAI).

Data Center Services – This segment comprise of services provided within the data center campuses of the company such as colocation services, cross connects and other allied managed services.

Digital Services – This segment comprise of network managed services, cloud and managed services, technology integration services and applications integration services.

The Chief Operating Decision Maker (“CODM”), i.e, The Board of Directors and the senior management, evaluate the Group’s performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Profit before tax” also referred to as “segment operating income / loss”.

Revenue and identifiable expenses in relation to segments is categorized based on items that are individually identifiable to that segment. Inter segment revenue/expemses are measured based on the standard charge out for the respective services rendered between segments. Allocated expenses of segments included expenses such as sales and marketing, corporate branding and management expenses, expenses of support functions such as finance, human resources, technology and tools which are categorised in relation to associated efforts of the segment. Assets/liabilities and property, plant and equipment in relation to segments is categorised based on the items that are individually idenfiable to that segment. Expenses which are not identifiable to a particular segment is categorised as “unallocated expenses”.

The Group’s operating segment information for the quarter ended September 30, 2021 and 2020 and half year ended September 30, 2021 and 2020, are presented below:

Quarter ended September 30, 2021

	Network Services	Data center Services	Digital Services	Total
External revenue	2,960,682	1,851,301	2,173,648	6,985,631
Allocated segment expenses	(2,425,474)	(1,063,345)	(1,992,122)	(5,480,941)
Intersegment revenues	-	21,938	55,398	77,336
Intersegment Expenses	(62,982)	-	(14,354)	(77,336)
Segment operating income	472,226	809,894	222,570	1,504,690
Unallocated expenses:
Selling, general and administrative expenses				(34,249)
Depreciation and amortization				(790,355)
Other income				32,922
Finance income				14,485
Finance expenses				(266,551)
Profit before tax				460,942
Income tax (expense)/benefit				(104,811)
Profit for the period				356,131

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Half year ended September 30, 2021

	Network Services	Data center Services	Digital Services	Total
External revenue	5,727,281	3,531,647	4,178,044	13,436,972
Allocated segment expenses	(4,706,291)	(1,985,452)	(3,804,269)	(10,496,012)
Intersegment revenues	0	43,876	111,001	154,877
Intersegment Expenses	(126,166)	-	(28,679)	(154,845)
Segment operating income	894,824	1,590,071	456,097	2,940,992
Unallocated expenses:
Selling, general and administrative expenses				(18,319)
Depreciation and amortization				(1,592,521)
Other income				49,449
Finance income				35,130
Finance expenses				(513,991)
Profit before tax				900,740
Income tax (expense)/benefit				(215,732)
Profit for the period				685,008

Quarter ended September 30, 2020

	Network Services	Data center Services	Digital Services	Total
External revenue	2,542,163	1,261,535	2,095,032	5,898,730
Allocated segment expenses	(2,212,905)	(725,724)	(1,766,800)	(4,705,429)
Intersegment revenues	-	21,938	56,377	78,315
Intersegment Expenses	(63,960)	-	(14,355)	(78,315)
Segment operating income	265,298	557,749	370,254	1,193,301
Unallocated expenses:
Selling, general and administrative expenses				(12,257)
Depreciation and amortization				(667,219)
Other income				41,923
Finance income				81,587
Finance expenses				(223,110)
Profit before tax				414,225
Income tax (expense)/benefit				(157,499)
Profit for the period				256,726

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Half year ended September 30, 2020

	Network Services	Data center Services	Digital Services	Total
External revenue	5,286,708	2,478,064	3,393,354	11,158,126
Allocated segment expenses	(4,292,649)	(1,376,585)	(3,152,966)	(8,822,200)
Intersegment revenues	-	43,876	112,753	156,629
Intersegment Expenses	(127,921)	-	(28,709)	(156,630)
Segment operating income	866,138	1,145,355	324,432	2,335,925
Unallocated expenses:
Selling, general and administrative expenses				(10,238)
Depreciation and amortization				(1,325,157)
Other income				57,386
Finance income				99,795
Finance expenses				(477,657)
Profit before tax				680,054
Income tax (expense)/benefit				(251,564)
Profit for the period				428,490

16.	Capital commitments

Contracts pending to be executed on capital account as at September 30, 2021 amounting to ₹ 5,577,376 (March 31, 2021 :₹ 2,762,605).

17.	Legal proceedings

a) Proceedings before Department of Telecommunications

(i) License fees

DoT had issued separate licenses to Sify Technologies Ltd (Sify) for providing Internet, National Long Distance & International Long-Distance services. The license fee was payable to the DoT on the Adjusted Gross Revenue (AGR) as per the terms of each license. Sify has been regularly paying license fee on the revenue arising out of services as per the license conditions.

DoT has raised demands on service providers providing Internet, NLD, ILD services etc. demanding license fee on the revenue made by the service providers from other business income such as Data Centre, Cloud, application services, power, Gas, etc. DoT contended that all the income of the Company irrespective of the business was required to be considered as part of 'income' for the purpose of calculation of the license fee. The Company filed a Writ Petition before Hon’ble Madras High Court challenging the demand made by DoT on the Income accruing from other business units and the demands have been stayed by the Court. The case is pending for final hearing.

The Service providers which had different license conditions for ISP, NLD & ILD and having revenue from other business units approached the Hon’ble Supreme Court stating that Hon’ble Supreme Court judgement dated 24.10.2019 on the access Telecom Service Providers is not applicable to other services providers as license conditions were different from the Access Telecom Service Providers. The Hon’ble Supreme Court observed that if the license conditions of Other Service Providers including ISP, NLD & ILD are different from the license conditions of the Mobile Access Providers, then the other service providers should adjudicate the license fee issue before the appropriate forum. Meanwhile DoT withdrew the demands against Public Sector Undertaking on account of different license conditions.

The Group which had approached Hon’ble High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying a license fee on non-licensed activities obtained stay of the demands. The Hon’ble Court restrained DoT from recovering the license fee in respect of non- telecom activities and the case is pending for hearing.

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The Group believes that it has adequate legal defenses against the demand raised by DoT and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and result of operations. ISPAI, association representing the internet service providers including the Company issued a letter to DoT stating that the Hon’ble Supreme Court judgement dated 24.10.2019 is not applicable to Internet Service Providers and the license conditions are different.

The Group which had received notices for earlier years from DoT claiming Licence fee on the total Income (including income from Non-Licensed activities) has already responded to these notices stating that licence fees are not payable on income from non-licensed activities. The Company believes that it has adequate legal defenses against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Company's financial position and result of operations."

DoT in its written submission made before the Hon’ble Supreme Court had clearly mentioned that non telecom revenue would stand excluded from the purview of the gross revenue . In 2017, the Hon’ble Tripura High Court held that Service Providers are not liable to pay license fee on the income accruing from other businesses.

(ii) The present license for ISP under Unified License issued by DOT on June 2, 2014, provides for payment of License fee on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT and has not made payment in this regard. TDSAT set aside the demand made by the DoT and passed the order in favour of the ISP. DoT has challenged the Order of the TDSAT, and the appeal is pending before Supreme Court. The Company has appropriately accounted for any adverse effect that may arise in this regard in the books of account. However TDSAT by its order dated 18.10.2019 held that license fee is not chargeable on the Internet Service Providers.

b) The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information as of September 30, 2021, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect [the maximum financial exposure would be ₹ 113,300 (March 31, 2020: ₹ 88,257)] on the Company's financial position and results of operations.

c) The Group has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organization (EPFO) claiming provident fund contribution aggregating to ₹ 6,432 on special allowances paid to employees. The Company has filed a writ petition before High court of Madras and obtained the stay of demand. In Feb 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

d) During the financial year 2019-20 , Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the Company in the past. The Company has been categorising services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161,800 and the Interest & Penalty as applicable. The Company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 64,600 under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the Company has replied on the same. The matter is pending with the Adjudicating Authority. The Company believes that no provision is required to be made against this demand.

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18.	Related parties

The following is a summary of significant transactions with related parties during the half year ended September 30, 2021 and September 30, 2020:

Transactions	Half year ended September 30, 2021	Half year ended September 30, 2020
Consultancy services received	150	150
Lease rentals paid (See notes below)	4,294	4,169
Dividend paid	-	-
Security Deposits paid	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made (See note below)	5,560	5,600
Outstanding balances [(Payables)/receivables]	773	820

Notes:

**During the year 2011-12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.075 million (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2021 on a rent of ₹ 0.114 million per month.

During the year 2011-12, the Company had also entered into a lease agreement with M/s. Raju Vegesna Developers Private Limited, a Company in which Mr. Ananda Raju Vegesna, Executive Director of the Company and Mr. Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.03 million (Rupees Thirty Thousand Only) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2021 on a rent of ₹ 0.046 million per month.

During the year 2010-11, the Company had entered into a lease agreement with Ms. Radhika Vegesna, daughter of Mr. Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 0.3 million per month and payment of refundable security deposit of ₹ 2.6 million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 0.556 million per month and payment of additional refundable security deposit of ₹ 3 million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

19.	Financial Instruments

Financial instruments by category:

The carrying value and fair value of financial instruments by each category as at September 30, 2021 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	2,819,823	-	-	2,819,823	2,819,823
Other assets		214,293	-	-	214,293	214,293
Trade receivables	8A	11,525,489	-	-	11,525,489	11,525,489
Other receivables		82,552	-	-	82,552	82,552
Other investments		456,241			457,951	457,951
Liabilities
Bank overdraft	6	367,070	-	-	367,070	367,070
Lease liabilities	7B	2,206,029	-	-	2,206,029	2,206,029
Other liabilities		468,947	-	-	468,947	468,947
Borrowings from banks		7,731,183	-	-	7,731,183	7,731,183
Borrowings from others		2,024,966	-	-	2,024,966	2,024,966
Trade and other payables		9,984,699	-	-	9,984,699	9,984,699
Derivative financial liabilities		-	6,613	-	6,613	6,,613

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The carrying value and fair value of financial instruments by each category as at March 31, 2021 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	5,502,054	-	-	5,502,054	5,502,054
Other assets		375,802	-	-	375,802	375,802
Trade receivables	8A	8,520,118	-	-	8,520,118	8,520,118
Other receivables	8	79,830	-	-	79,830	79,830
Other investments		210,528	-	1,710	212,238	212,238
Liabilities
Bank overdraft	6	123,666	-	-	123,666	123,666
Lease liabilities	7B	2,202,649	-	-	2,202,649	2,202,649
Other liabilities		216,284	-	-	216,284	216,284
Borrowings from banks		7,174,373	-	-	7,174,373	7,174,373
Borrowings from others		2,234,856	-	-	2,234,856	2,234,856
Trade and other payables		8,185,844	-	-	8,185,844	8,185,844
Derivative financial liabilities		8,079	-	-	8,079	8,079

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as at September 30, 2021			Fair value as at March 31, 2021
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	6,613	-	-	8,079

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability
o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

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20.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors have established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The Group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.

Guarantees

The Group’s policy is to provide financial guarantees only to subsidiaries.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

Liquidity risks: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

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Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount
•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

21.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the Company approved the issuance, in a private placement, of up to an aggregate of 125,000,000 of the Company’s equity shares, par value ₹ 10 per share (“Equity shares”) at a discount compared to market value of , for an aggregate purchase price of ₹ 4,000,000, to a group of investors affiliated with the Company’s promoter group, including entities affiliated with Mr. Raju Vegesna, the Company’s CEO, Chairman and Managing Director and Mr. Ananda Raju Vegesna, Executive Director and brother of Mr. Raju Vegesna (the “Offering”). The Company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

On October 22 2010, the Company entered into a Subscription Agreement with Mr. Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the Offering. In pursuance of the Agreement, the Company issued and allotted 125,000,000 equity shares to M/s. Raju Vegesna Infotech and Industries Private Limited (“RVIIPL”), a promoter group Company. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the Company.

On August 14, 2011, the Company received a letter from RVIIPL expressing its intention to transfer the above partly paid shares to its wholly owned subsidiary M/s Ramanand Core Investment Company Private limited (“RCICPL”). The Company, on August 26, 2011, registered such transfer of partly paid shares in the name of RCICPL.

On September 7, 2011, the parties entered into an amendment to the Subscription Agreement (the “Amendment”) extending the validity of the agreement period to September 26, 2013. This Amendment provides the Board of Directors of the Company with additional time to call upon the purchasers to pay the balance money, in accordance with the terms of the Subscription Agreement.

During the year ended March 31, 2019, the Company has called–up and received a sum of ₹ 10 per share and hence the shares have become fully paid up.

As of September 30, 2021, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 84.53% of our outstanding equity shares.

22.	Group entities

The following are the entities that comprise the Group as at September 30, 2021 and March 31, 2021:

Particulars		% of Ownership interest
Significant subsidiaries	Country of incorporation	September 30, 2021	March 31, 2021
Sify Technologies (Singapore) Pte. Ltd	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100
Sify Digital Services Limited	India	100	100
Print House (India) Private Limited	India	100	100

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Item 2. Information on the Company

Company Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common network infrastructure reaching more than 1600 cities and towns in India. This network also connects 49 Data Centers across India including Sify’s 10 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Bengaluru, Hyderabad, Kolkata and customer Data Centers.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 7 core values which is called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team, 7) Protect Sify’s interest always.

Our primary geographic market are India and Rest of the world. Our revenue is derived from services to enterprise customers, comprising Network services*, Data Center services, Cloud and Managed services, Technology Integration services and Applications Integration services.

* The word telecom was largely understood as providing telecommunication services to consumers and also mobility services. Since the company services were not relating to either consumer services or mobility services and that company services were limited to enterprise data network, and services on the data network that spawns multiple services relating to Network Connectivity, the said Telecom services will henceforth be referred for appropriate representation of the substance, as Network services and all businesses dependent on the Network infrastructure will be collectively referred to as Network Centric Services

Sify Business Model

Service Offerings

Our business segments are classified as

1)	Network Services
2)	Data Center Services
3)	Digital Services

1) Network Services

a)	Network services

We offer a range of network services and the related managed services with the network that reaches more than 1600 towns and cities, with over 3150 points of presence and with our Global Network Operations Center having over 500 associates managing network and network devices of various customers across the globe Our network extends across the globe with 9 International POPs and seamless Network to Network Interconnection with multiple global network providers. We have a cable landing station in India which lands two of the cable systems that come into India.

Our network is built with a combination of leased capacities, leased fiber and own fiber. Our strength has been delivering services on wireless last mile which helped our strategy of hyper reach and with the investments in building fiber network in major cities is helping us have hyper scale network delivered to our clients. We lease capacities from multiple telco operators and build redundancies relevant to our architecture. We are carrier agnostic. The prices of network capacities that we procure has been relatively stable over the years. We have our network spread across 1600 towns and cities, which is managed by our manpower and in certain cases through our field partners who attend to tickets. Our rental of network nodes is a combination of full lease and colocation basis, which enables optimum operating costs for our network. Major cost for our Network operations center which delivers managed services to our clients is employee costs.

The focus of the Network Services is on the following lines:-

▪	India Network Business – Catering to the growing data communication needs of enterprises in India that demands agility and security, , we offer Internet, MPLS, SDWAN, Managed Wi-Fi, Internet of Things (IoT), and proactive monitoring and management of the network and devices on the network for the customers.

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▪	Global Network Business – catering primarily to international carriers wanting to access Indian markets for Dedicated Internet Access, India In MPLS, Layer 1/Layer 2 and managed services

▪	Wholesale Voice – Addressing the ‘India termination’ and several other countries for Hubbing.

▪	Retail Voice – The company offers services in the retail voice market in partnership with International players.

The following range of services are offered as part our network services portfolio:

WAN Portfolio

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

•	ExpressConnect(TM), which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	PartnerConnect(TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.
•

DC/Cloud Interconnect portfolio

Data Center Interconnect provides access to 48 major data centers across the country with Data center to Data center connectivity over Ethernet, Fiber Channel, SDH or IP/VPN.

GlobalCloudConnect provides seamless connectivity to global cloud service providers and multiple direct interconnects to Cloud Service Providers in India like Amazon web services (AWS), Microsoft Azure and Google Cloud Interconnect.

Oracle FastConnect provides access to Oracle Cloud region across the globe leveraging Sify’s GlobalCloudConnect,(GCC) and Interconnection in major data centers. Sify’s GCC interconnects with Oracle cloud infrastructure ensuring fast and reliable access to the cloud region

AMS-IX is private internet exchange set up in Mumbai in partnership with Amsterdam Internet Exchange (AMS-IX) where we offer services of private peering for the content providers and the private ISPs

CleanConnect(TM)  which provides managed and secured internet connectivity to customers.

RoamConnect(TM), is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

GlobalSite Connect(TM), an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Level 3, KDDI, and PCCW Global to name a few.

•	DDoS Protect services which offers protection from DDoS attack to corporate customers.

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EDGE Services Portfolio

Internet of Things (IoT) services leverages our network, cloud, applications and network integration capabilities to deliver turnkey solutions to our customers ranging from employee/vehicle tracking to smart metering, smart energy monitoring. There are off-the shelf solutions and customized solutions to solve customer problems.

2)	Data Center services

Our Data centers are designed to be reliable, secure and scalable to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed data center services, such as storage and back-up management, performance monitoring and Infrastructure monitoring and management, network availability, server load balancing, managed shared firewall, Web server log reporting and remote hands and smart hands services. Our data center in Rabale also hosts our private internet exchange AMS-IX.

We pioneered the Data Center business in India with the first commercial Data Center in Vashi in the year 2000, beginning small with 0.9 MW and since then, has expanded to become one of the largest home-grown colocation service providers. Today, we offer a combined IT power of 71 MW across its 10 Data Centers, located in all the major business districts. Sify Data Centers have distinguishing features that help customers to stay ahead of the competition. Apart from all of them being concurrently maintainable, the Rabale campus comes with an on-premise substation and the Noida Data Center is amongst the few green Data Centers available in India. Our Data Centers are built as per the 4th generation SDA (Sify Data Center Architecture) and operate on an ITIL-based service delivery framework. These Data Centers have highly scalable IT infrastructure with mature operational processes, strong vendor relationships, and provide industry standard IT support functions. All our Data Centers follow professional standards of ISO 9001 for quality, ISO 27001 for information security and ISO 20000 for service delivery.

Power is the major source of input for our DC operations. We source power from the Government in most of our Data Centers, while we have solar power generation, wind power generation done in few of our facilities. We constantly look for alternate and sustainable sources of power to run our DC operations in a cost-efficient manner.

Digital Services

a.	Managed Network Services

Network Operations Center (NOC) services offer full network, device and performance monitoring across network infrastructure and providers. We offer these services to customers as Shared NOC, Dedicated NOC and Hybrid NOC.

Managed SDWAN with features such as intelligent routing, faster troubleshooting, zero-touch provisioning, providing application level visibility, security, network management and performance management is a transformational approach to design enterprise WANs to simplify deployment and management of the network.

EDGE Services

Edge Connect (Managed WLAN) provides Managed Wi-Fi solutions offering connect devices to the network of the customer and the internet at customer locations.

Cloud and Managed services

We offer range of cloud services to our customers:

CloudInfinit is enterprise public cloud services managed by our experts in our concurrently maintainable data centers, with ready to use compute, storage and network resources to host applications of customers on multitenant cloud infrastructure. We offer Infrastructure as a Services (IaaS), Platform as a Service (PaaS), Virtual Private Data Center (VPDC) in a secure SSAE-16 and SOC-2 accreditation.

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GoInfinit VPE is a private cloud computing service with dedicated compute capacity and secure logically segregated storage, network and security resources delivered out of our robust Data Centers.

GoInifit AWS+ is offering public cloud services out of AWS infrastructure. As a consulting partner for AWS, our managed services team provides the customer with variety of services to simplify the AWS experience.

GoInfinit Private is an enterprise-grade, fully integrated private cloud IT platform with specific controls, compliance and IT architecture in a flexible model. Containers and rack space are fully cloud enabled, built to meet enterprise’s needs of today and tomorrow.

GoInfinit Backup is a simplified and standardized data backup and recovery solution. This is available on-prem or in Sify data centers. This backup process is simplified and compatible with a wide range of backup platforms, including Sify cloud and public clouds like Microsoft Azure and AWS.

GoInfinit Recover provides an unified data protection solution. It includes backup, snapshot, disaster/ raid recovery, Dev/Test and analytics all through a single gold copy. This SLA-backed disaster recovery as a service (DRaaS) offering enables fast recovery with complete protection of business systems and data. It’s a complete data recovery services platform that customers address their disaster recovery management requirements easily through scalable, secure and automated services

GoInfinit Accelerate is provided in partnership with Akamai, a global Content Delivery Network (CDN) with presence in over 650 cities across the world. We offer cloud-based CDN services and other SaaS in cloud computing to enable fast and secure content delivery to any device anywhere.

Our Remote and Onsite Infrastructure Managed services provide continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our Managed Security services are enabled with Sify’s security experts using latest tools and technologies to monitor customer’s infrastructure and network every minute of every day. They monitor all events, provide proactive and real-time attack mitigation. Based on the Sify Cyber Threat Intelligence Framework - a set of comprehensive services and best practices developed over the past decade.

Our associates are major source of input for the services provided in addition to the infrastructure that is built. Most of our associates have to carry additional certifications or skillsets to offer managed services for our customers.

b.	Technology Integration services

TIS leverages Sify’s home-grown expertise in design, implementation and maintenance to deliver end- to-end managed IT services across Data Centers, network and security.

Major focus is as follows:

•	Service Desks and Command Centers

•	Voice and Video Conferencing

•	Hosted Contact Centers

•	Unified Communication and Unified Access

•	Virtualization

•	Data Center Build

•	Campus/LAN/Data Center Networking

•	WAN Architectures

•	Enterprise and End Point Security

Sify offers turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our home-grown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenters, network and security.

As described, this business takes the knowledge developed from building Network architecture, Collaborative tools, Data Center build, Virtualization, LAN and WAN Architecture and End Point Security and offers them as a complete solution package to customers.

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Our myriad mix of solutions gives us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client interacts with a singular service provider saving them both implementation and documentation efforts.

Our suite of conferencing tools consists of Audio and Video solutions; most differentiating among being that the video solution in partnership with a world leader, does not require a room conferencing solution thereby arming the modern enterprise with real time data straight from the markets.

d.	Applications Integration services

Our applications integration services were built to leverage on our network, cloud, security capabilities and integrator strengths that would help us offer applications that were developed in house and manage industry standard applications. Our offerings are:

Talent Management

iTest is our in-house application through which we offer solutions such as Online examination services, Online Registration services and student lifecycle management services to our customers.

Supply Chain Management

Forum NXT offers tools to effectively manage front-end supply chain of our customers. It offers an integrated inventory system software and financial accounting systems that can be used by all stakeholders in the distribution network of customers. Forum NXT automates salesforce operations with inventory management mobile app for order tracking, market surveys, and more.

Web portal solutions

Sify.com channels

Sify.com provides a gateway to the Internet by offering communication and search tools such as travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news. We have also launched mobile applications to offer the below-mentioned services on the mobile.

•

The finance channel of Sify http://sify.com/finance/ covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans, SME news and a host of paid and free financial services.

•	The sports channel http://sify.com/sports/ covers the entire gamut of Indian and international sports with special focus on cricket.

•	The food channel www.bawarchi.com focuses on Indian recipes and cooking and is especially popular among non-resident Indians (NRIs) audiences with over 90% of its content being user generated

•	Our NRI news portal, www.samachar.com focuses on Indian news and allows NRIs to stay connected to India by aggregating news from across all popular newspapers and other news portals. This portal provides a range of news in English and five Indian languages. Apart from Samachar we have another India targeted news channel http://sify.com/news which offers national and international general, political and offbeat news.

•	Movies channel on Sify http://sify.com/movies is one of the key channels which offer updates from Bollywood/ Hollywood and all regional film industries. The content includes movie reviews, industry news, video galleries, photo galleries, downloads (photos) etc.

•	Games channel of Sify http://games.sify.com offers multiple scoring and non-scoring games. Games include cricketing games, racing games, football specific games.

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Content services – From strategy to implementation, we enable our customers to have the most relevant content that can be easily discovered and shared.

Portal development - Our portal development and maintenance solutions, leverage an extensive experience in handling challenging web development projects for some of India’s leading government and private sector organization

eLearning

Our eLearning services create immersive and engaging learning experiences with new technology and interactive learning. Our innovative eLearning technologies and courseware solutions leverages the power of the web, mobile and the cloud. We offer custom solutions to customer to develop their courses using modern technologies like Virtual Reality, Game based Learning and Interactive 3D learning in addition to more traditional methods of instructor led training and developing video-based learning modules for our customers.

Digital Signature Services

Safescrypt is our flagship managed CA public key infrastructure (PKI) services offered from our world class data center in Chennai. Our solution to customers incorporates business and audit requirements in compliance with legal and regulatory mandates.

SAP Services

We offer a range of support services, and our experts help with everything from SAP implementation and maintenance to SAP GST ready, SAP Basis and SAP HANA cloud hosting to system improvements and innovation strategies. With our vast experience across geographies and industries, we have the right people, practices, and solutions to help organizations generate the greatest return on their SAP investments and build a transparent business

Microsoft Services

We offer support and implementation services for Microsoft Office 365, Azure cloud solutions and SQL enterprise grid.

Oracle Services

We help customers deploy their Oracle applications and business critical infrastructure – migrate, integrate and upgrade - either in their Data Centre or enabling them to deploy over the Cloud. We help organizations of all sizes to deploy, migrate, integrate, develop, enhance, optimize, monitor and manage Oracle software, platforms, and infrastructure. We have extensive expertise in Oracle technology to help deploy:

•	Oracle Cloud infrastructure - application, platform or infrastructure

•	Oracle On-Premise implementations - database, middleware and Oracle applications

•	Design of mobile apps, intelligent chatbots and custom analytics for Oracle environments

Strategy

Our strategic objective is keeping our customers ahead in their digital journey through our entire stack of ICT solutions and services and delivering value to all the stakeholders involved – employees, suppliers, environment and the society and the shareholders.

In fiscal 2022, our strategy was driven by the theme “cloud@core” to further strengthen our products, capabilities and solutions. Our focus areas to achieve this were:

1.	To continue investing in future proof infrastructure and technologies
2.	To productize our solutions to achieve scale
3.	To Reskill our employees
4.	Investing in tools and technologies

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In fiscal 2022, we will continue to pursue our strategy with the same principles. The investments we have made have served us well. We will continue to make investments in building our capacities and resources while optimizing the way in which our operations and business processes are carried out with automation technologies. We are reaching our customers with solutions that are productized with our “cloud@core” theme.

Key highlights of our strategy execution during fiscal 2022 are as follows:

1.	To continue investing in future proof infrastructure and technologies

Hyperscale network in two of the cities in India went into service during the year. With this we have hyperscale networks in 5 major cities in India. We propose to extend this to 3 more cities in the coming year. We have also invested in setting up of Edge Data Centers (Edge DC) in Tier 2 locations where the network consumption is scaling with mobile network penetration in India and the necessity for Network nodes closer to the eyeballs is fueling demand for these services.

We have continued to increase our data center capacity during the current year as well. Our next Tier III data center in Hyderabad went live during the year. We have reached 75 MW of capacity. We have also upgraded one of our existing data centers during the current year.

2.	To productise our solutions to achieve scale

Productizing the existing solutions has helped us achieve scale in terms of ability to deliver to large number of our customers, our solutions that would involve multiple products across our service offerings. Customer experience has improved due to this standardization.

3.	To Reskill our employees

We have invested in reskilling of our employees through our Learning and Development programs. The training enablement is done through various modes like ILT, VLT, eLearning and Webinars. Around 2,878 associates have taken advantage of the eLearning platforms of myAcademy. Around 167 learning solutions have been internally created, amounting to an aggregate duration of more than 45,000 hours.

In line with specific business needs, certification programs are organized with a twin objective of meeting business goals and providing associates with an opportunity to strengthen their conceptual, functional and technical expertise. Around 96 certifications have been created internally to validate learning effectiveness across various skills. During 2019-20, 1,285 associates undertook internal certification programs and also industry certifications offered by Amazon, Microsoft, SAP, etc. Training programs covering the certification content were organized, followed by certifications.

4.	Investing in tools and technologies

We have enhanced our ERP features during the current year. We have also invested in new tools for our unified infrastructure monitoring, management and customer relationship management. The investments are made with a view to improve customer experience by optimizing business processes, enable automation and analytics with the large pool of data that is collected.

Corporate Customers

Our base of corporate customers spread across information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. The reorganisation of our business has helped us expand our customer base to over 10,000+ customers to date. This is not inclusive of customers who have brought piece-meal services from us. A good number of these customers have matured from our initial set of offerings like Network and Data center services. With the launch of our cable landing station, we are able to cater to international carriers as well as domestic voice and data players. Our alliance with world leaders across our other services is giving us the opportunity to extend our services to customers of our alliance partners.

The Company does not currently anticipate that it will serve markets in, or have any contacts with, Sudan, Iran or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State. As of the date of this Report, the Company has not provided into Iran, Sudan, or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State directly or indirectly, any products, equipment, software, technology, information or support, and has no agreements, arrangements, or other contacts with the governments of those countries or entities they control.

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Customer Service and Technical Support

The implementation of the single UAN for all enterprise customers across India has centralised all customer enquiries to one point, thus enabling us to pour resources and efforts into a single minded endeavour. We support both telephonic and email interactions from our clients and support for enterprise services is 24x7.

Sales and Marketing

From a business standpoint, we have 5 different lines of business. But on the sales front, the entire team is trained to upsell and cross sell across the entire bandwidth of services. We believe this is essential and imperative given the space for bundling of our services. The 471 person sales team caters to the demand of enterprises and the growing SMB market.

Technology and Network Infrastructure

Geographic coverage: Our network today reaches more than 1,650 towns and cities and between them have more than 110,000 links. This network is completely owned giving us complete control on the technology, traffic and speed over them. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a star and meshed topology architecture thereby building in redundancy at every point and translating into minimum or no downtime for customers.

Today we offer the following services to our enterprise and consumer customers using our network.

•	Internet access services,
•	IP/ MPLS virtual private networks,
•	Internet based voice services
•	Layer 1/Layer 2 networks
•	Data center/Cloud Interconnections

Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link which we have licensed from the Wireless Planning Commission. We also use certain frequency radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

Network Architecture : We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high speed interface. Most of our applications and network verification servers are manufactured by IBM, Sun and Hewlett-Packard.

The primary nodes on the backbone network are connected by multiple high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by lower speed leased lines. A number of nodes are accessible from at least two other nodes, if not, by two long distance operators, allowing us to reroute traffic in the event of failure on one route. We reduce our exposure to failures on the local loop by usually locating our points of presence within range of service providers switching equipment and purchasing connectivity from multiple providers. To further maximize our network uptime, we are almost completely connected on fiber optic cables to the switching points of our service providers from our POPs.

In addition to a fundamental emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi Protocol Label Switching, or MPLS, to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture.

Network Operations Center: We maintain a network operation center located in Chennai (Madras) and a backup facility in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

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Data Center Infrastructure. We operate seven Internet Data Centers, four in Mumbai, one each at Chennai and Bangalore and the latest one at Noida near Delhi. We offer managed hosting, security and infrastructure management services from these facilities. These data centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centers. The Data Centers conform to the concurrently maintainable standards to cater to the security consideration of our customer servers. We intend to invest in additional Data Centers, and are currently building a world class data center at Hyderabad.

Competition

Given our wide spread of services, our competition is also long and varied. As the markets in India for corporate network/data services, Internet access services and online content develop and expand, we will continue to see the entry of newer competitors and those with deeper pockets.

Individually, we will see competition intensify from established players like Reliance, TATA Communications and Bharti for telecom services, Ctrl S, Reliance and Net Magic for Data Centers, proprietary leaders like IBM and localized players like Ramco for Cloud services, traditional software majors like Infosys, HP, Wipro and TCS for Applications Integration services and large entities like Reliance and TCS for our Technology Integration services.

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in our Annual report captioned “Risk Factors.”

Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1600 cities and towns in India. This network also connects 49 Data Centers across India including Sify’s 10 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Kolkata, Hyderabad and Bengaluru.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 7 core values which is called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team, 7) Protect Sify’s interest always.

Our primary geographic market are India and Rest of the world. Our revenue is derived from services to enterprise customers, comprising Network services, Data Center services and Digital Services which comprise of Managed Network Services, Cloud and Managed services, Technology Integration services and Applications Integration services.

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a Company under the Indian Companies Act, 1956 to develop and offer connectivity-based corporate services in India. We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADS on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed our secondary offering of ADS in the United States.

Digital revolution is driving our customers and prospective customers to transformation in every aspect of their businesses, which would include the entire spectrum of ICT from network, storage, virtualization, network integration, analytics and applications on the cloud. We aim to keep our customers ahead in this journey of digital future with our innovative products and solutions.

Our strategy is driven by the theme “cloud@core” to further strengthen our products, capabilities and solutions. We have invested in the past and continue to invest in the future on building future proof infrastructure and technologies. We have standardized our product offering to help us achieve scale. We are continuously focused on reskilling and upskilling our employees while we continue to invest in tools and technologies like Automation, Artificial Intelligence and Machine Learning.

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Impact of COVID-19:

Global pandemic of covid-19 has resulted in uncertainty in every aspect of life and hence we are not currently unable to predict the extent to which the pandemic will disrupt our business and operations. In March 2020, as the COVID-19 pandemic rapidly spread, governments across the world announced public health measures, including complete or partial lockdowns restricting movement of people, goods and services. Economic activity was severely impacted, including disrupting the businesses of our customers.

As a response to Covid-19, we triggered our Business Continuity Plan. Most of our employees were quickly asked to work from home. In order to better support employees working from home, we have enhanced our cybersecurity measures by installing secure agents in our systems. In parallel to our employees working from home, we reached out to our customers, briefed them of the measures we were adopting and sought their approval. Through these efforts, we have been able to continue to support the majority of our customers.

The impact of Covid-19 on our businesses has not been material during the fiscal year ended March 31, 2021. With the increased adoption of working from home, the needs of customers for ICT solutions are forecasted to increase in the future. The lockdown imposed in various parts of the world, have delayed the decision-making processes of the customers, resulting in lower buoyancy in our order book. However, we expect the impact during the year to be minimal with the higher need and acceptability for our services.

We continue to focus on safety of our employees, infrastructure including the advent of higher cybersecurity threats and our customers. With some impact on contracted revenue and softening of discretionary spends from customer side, and higher costs of operations in the uncertain scenario due to covid-19, there will be some margin pressure in the near term. We are working to optimize cost structure. Some of the activities we have initiated are:

•	Improve liquidity and cash management with focus on working capital cycles managing collections and payments
•	Reduce capital expenditure other than committed
•	Cost optimization initiatives such as automation, optimal capacity utilisation, optimising sub-contractor and travel costs, deferring employee compensation revisions and promotions and delay in hiring new employees

   Network services

These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of international enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. We have built a carrier neutral internet exchange in India in partnership with Amsterdam Internet Exchange.

Our cable landing station and our investment in submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA).

Data Center services

We operate 10 Concurrently Maintainable Data Centers of which five are located in Mumbai (Bombay) and one each at Noida (UP), Chennai (Madras), Bengaluru, Hyderabad and Kolkata, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Digital services

The following products are offered under Digital Services:

Cloud and managed services: Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run. Our remote and onsite infrastructure managed services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally. Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing. We have also built a stack of managed services for our network customers, like managed WLAN, managed DDoS and security solutions.

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Technology Integration services: Our mix of solutions give us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client need to interact with a singular service provider saving them both implementation and documentation efforts.

Applications Integration services: Our range of web-applications includes sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems and from practices of Industry standard applications like SAP, Oracle and Microsoft. Our applications integration services operates two of India’s biggest online portals,  www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide and launched the services on mobile applications. Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news. We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data and access security over the Internet. We also provide infrastructure-based services on demand, including on-line testing engine and network management, Digital certification services, On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

Revenues

Network Services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity and last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network. The company offers services in the retail voice market in partnership with Skype Communications, S.a.r.l. The company realized revenue from the sale of voice credits and subscriptions of Skype.

Data Center services

Revenue from Data Center services includes revenue from co-location of space and racks on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the space or the racks used, and usage revenue is based on consumption of power on large contracts.

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Digital Services

Digital Services

Cloud and Managed Services: Revenue from Cloud and Managed services are primarily from “Cloud and on demand storage”, “Domestic managed services and “International managed services”. Contracts from Cloud and on demand storage, are primarily fixed and for a period of time. Revenues from Domestic and International managed services comprise of value-added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on T&M.

Technology Integration Service (TIS): Revenues from TIS comprises of DC build services and Security services. Contracts under TIS are based on completion of projects and could also be based on T & M.

Applications Integration Services: Revenue from Applications Integration Services (Apps SI) comprises of Online Assessment, Web development, supply chain solutions, content management, sale of Digital certificates and sale, implementation and maintenance of Industry Specific applications like SAP, Oracle and Microsoft. Contracts are primarily fixed in nature for a period of time and also could be based on T & M.

Expenses

Cost of goods sold and services rendered

Network Services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing leased lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards annual maintenance contract and the cost of installation in connectivity business. In addition, the Government of India levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the Unified license.

Data Center Services

Cost of goods sold and services rendered for the Data Center services consists of cost of electrical power consumed, cost of rental servers offered to customers and cost of licenses used to provide services.

Digital Services

Digital Services

Cloud and Managed Services: Cost of goods sold and services rendered for the Cloud and Managed services consists of cost of licenses in providing services, cost of billable resources in case of Infrastructure Managed services, third party professionals engaged in providing services, associate costs of the delivery teams and cost of operations of DC build BOT projects.

Technology Integration Services: Cost of goods sold and services rendered consists of cost of hardware and software supplied for DC build projects, cost of security hardware and software supplied and cost of hardware and software procured for System integration projects.

Applications Integration Services: Cost of goods sold and services rendered consists of professional charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites, cost of digital certificates and platform usage and other direct costs for the revenue streams.

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Selling, general and administrative expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years. Undersea cable capacity is amortised over a period of 12 years and other intangible assets with finite lives are amortised over three to five years.

Impairment

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at December 31.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. Corporate assets for the purpose of impairment testing are allocated to the cash generating units on a reasonable and consistent basis.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

Inventories

Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out principle) and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred Tax assets in respect of deductible temporary differences are recognised only to the extent of deferred tax liabilities on taxable temporary differences. MAT credit entitlement has been recognised as a deferred Tax asset.

Deferred tax arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the group.

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Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Quarter ended September		Half year ended September
	2021	2020	2021	2020
	%	%	%	%
Revenues	100	100	100	100
Cost of goods sold and services rendered	(59)	(62)	(60)	(60)
Other income/(expense)	1	1	1	1
Selling, general and administrative expenses	(20)	(18)	(18)	(19)
Depreciation and amortization expenses	(11)	(11)	(12)	(12)
Profit from operating activities	10	10	10	10
Finance income	1	1	1	1
Finance expenses	(4)	(4)	(4)	(4)
Net finance income/(expense)	(3)	(3)	(4)	(3)
Income tax benefit / (expense)	(2)	(3)	(2)	(2)
Net profit for the year	5	4	5	4

Results of quarter ended September 30, 2021 compared to quarter ended September 30, 2020

The growth in our revenues for the quarter ended 30th September in fiscal 2021 from fiscal 2020 is given below:

			(Rupees in million)
	Quarter ended September 30, 2021	Quarter ended September 30, 2020	Change	% Change
Revenues	6,986	5,899	1,087	18%

We have achieved a revenue of ₹ 6,986 Million ($94.08 Million), an increase of ₹ 1,087 Million ($14.64 Million) over the same quarter previous year. The increase is primarily contributed by revenue from Data Center Services and digital services.

The revenue by operating segments is as follows:

(Rupees in million)

	Revenue		Percentage of revenue
	Quarter ended September 2021	Quarter ended September 2020	Quarter ended September 2021	Quarter ended September 2020	Growth
Network Services	2,960	2,542	42%	43%	16%
Data Center Services	1,851	1,262	26%	21%	47%
Digital Services	2,174	2,095	32%	36%	4%
Total	6,985	5,899	100%	100%	18%

Revenue from Network service increased by ₹418 million ($5.63 million) primarily due to (i) increase in revenue of ₹389 million ($5.23 million) from connectivity services, contributed by a net increase in number of links with existing and new customer engagements and (ii) marginal increase in revenue of ₹29 million ($0.40 million) in voice services, which is attributable to increase in revenue from ILD & hubbing business by ₹32 million ($0.44 million) due to marginal volume increase, and decrease in revenue of ₹3 million ($0.04 million) from retail voice business.

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Revenue from Data Center services has increased by ₹ 589 Million ($7.94 Million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Digital Services has increased by ₹79 Million ($1.06 Million) primarily due to (i) increase in revenue from Cloud and Managed Services by ₹103 Million ($1.38 Million), contributed by new customer engagements, (ii) increase in revenue from Applications Integration Services by ₹ 126 Million ($1.71 Million) majorly from sale of licenses and eLearning services and these increases are offset by (iii) decrease in Technology Integration Service by ₹ 150 Million ($2.03 Million).

Other income

The change in other income is as follows:

(Rupees in million)

	Quarter ended September 30, 2021	Quarter ended September 30, 2020	Change	% Change
Other Income	33	42	(9)	(21)%

Other income has decreased by ₹ 9 million ($0.12 Million). The decrease is primarily on account of decrease in other miscellaneous income by ₹ 9 million ($0.12 Million) which is mainly comprised of rebates from vendor.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

(Rupees in million)

	Quarter ended September 30, 2021	Quarter ended September 30, 2020	Change	% Change
Network services	1,904	1,760	144	8%
Data Center Services	698	534	164	31%
Digital Services	1,533	1,353	180	13%
Total	4,135	3,647	488	13%

The cost of goods sold increased by 13% on overall basis, the movement in COGS is explained in detail below:

(Rupees in million)

	Quarter ended September 30, 2021	Quarter ended September 30, 2020	Change	% Change
Network Costs	1,450	1,377	73	5%
Revenue share	200	181	19	10%
Cost of Hardware / Software	1,042	894	148	17%
Power costs	685	514	171	33%
Direct Resources costs	428	396	32	8%
Other direct costs	330	285	45	16%
Total	4,135	3,647	488	13%

Network cost comprises cost of bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹ 51 Million ($0.68 Million) due to capacity increase and increase in links, and IP termination costs increased by ₹ 22 Million ($0.30 Million) on account of increase in minutes.

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Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Increase in revenue share is on account of increase in revenue from licensed services.

The increase in cost of hardware and software expenses is on account of execution of new projects in systems integration and security services.

Power costs comprises of electricity cost incurred in our data center. Increase in the cost is on account of increase in power utilisation by customers.

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (iii) resources involved in delivery of application services (ii) cost of billable resources associated with the eLearning and infrastructure managed services. There is a marginal increase in the resource costs by ₹ 32 Million ($0.43 Million).

Other direct costs are comprised of link implementation and maintenance charges for the Network services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business. The increase in other direct costs are due to (i) increase in platform costs for Cloud storage by ₹37 Million ($0.50 Million), (ii) increase in other direct costs of the Data Center by ₹ 16 Million ($0.21 Million), (iii) increase in other direct costs of eLearning Services by ₹ 22 Million ($0.32 Million) and (iv) decrease in maintenance charges of Network Services by ₹ 30 Million ($0.40 Million).

We are continuously seeking cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses

Selling, general and administrative expenses of the Company are set forth as follows:

(Rupees in million)

	Quarter ended September 30, 2021	Quarter ended September 30, 2020	Change	Change (%)
Operating Expenses	336	271	65	24%
Selling & Marketing Expenses	72	40	32	79%
Associate Expenses	569	423	146	34%
Other Indirect Expenses	296	199	97	49%
Provision for doubtful debts and advances	100	130	-30	-23%
Forex (gain) / loss	7	8	-1	-10%
Total	1,380	1,071	309	29%

Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹ 65 million on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing costs consist of, selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and marketing and promotion costs. Selling & Marketing cost have increased on account of increase in advertisement costs and increase in channel partner commission.

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses have increased by ₹ 146 million during the quarter compared to previous quarter.

Other Indirect expense consist of cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. There is an increase in Indirect Expenses due to increase in operational expenses.

Provision for Doubtful debts consists of the charge on account of the provisions created during the year against doubtful debtors. The decrease in Provision for Doubtful debts are on account of prudent provisioning of debtors.

Forex(gain)/Loss incurred is ₹7 million, which is due to the forex rate fluctuation compared to the previous quarter.

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Depreciation and amortization

Depreciation and amortization is set forth in the table below:

(Rupees in million)

	Quarter ended September 30, 2021	Quarter ended September 30, 2020	Change	% Change
Depreciation and amortization	790	667	123	18%
As a percentage of carrying value	4%	4%

There increase in the depreciation is due to capitalisation of fixed assets during the period.

Profit from operating activities

(Rupees in million)

	Quarter ended September 30, 2021	Quarter ended September 30, 2020	Change	% Change
Operating profit	713	556	157	28%
As a percentage of revenue	10%	9%

Operating profit as a % has increased over the previous year same quarter due to higher utilisation of assets and mix of revenue.

Finance income/expense

(Rupees in million)

	Quarter ended September 30, 2021	Quarter ended September 30, 2020	Change	% Change
Finance Income	14	82	(68)	(83)%
Finance expense	267	223	44	20%
Net finance expense	253	141	112	79%

The decrease in finance income is due to increase in Interest income from bank deposits and receipt of interest on income tax refund ₹ 68 Million ($0.92 Million) .. There was a increase in finance expenses noted on account of minor decrease in interest rates.

Net Profit

(Rupees in million)

	Quarter ended September 30, 2021	Quarter ended September 30, 2020	Change	% Change
Net Profit	356	257	99	39%
As a percentage of revenue	5%	4%

Net profit as a % of revenue has increased over the previous year due to higher utilization of assets and mix of revenue and decrease in Net finance expenses

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Results of half year ended September 30, 2021 compared to half year ended September 30, 2020

Revenues

The growth in our revenues in fiscal 2021 from fiscal 2020 is given below

(Rupees in million)

	Half year ended September 30, 2021	Half year ended September 30, 2020	Change	% Change
Revenues	13,437	11,158	2,279	20%

We have achieved a revenue of ₹ 13,437 Million ($180.95 Million), a increase of ₹ 2,279 Million ($30.68 Million) over same period previous year. This increase is primarily due to increase in revenue from Data Center Services and Digital Services.

The revenue by operating segments is as follows:

(Rupees in million)

	Revenue		Percentage of revenue
	Half year ended September 30, 2021	Half year ended September 30, 2020	Half year ended September 30, 2021	Half year ended September 30, 2020	Growth
Network Services	5,727	5,287	43%	47%	8%
Data Center Services	3,532	2,478	26%	22%	43%
Digital Services	4,178	3,393	31%	31%	23%
Total	13,437	11,158	100%	100%	20%

Revenue from Network service increased by ₹440 million ($5.93 million) primarily due to (i) increase in revenue of ₹485 million ($6.53 million) from connectivity services, contributed by a net increase in number of links with existing and new customer engagements and the increase is offset by (ii) decrease in revenue of ₹45 million ($0.60 million) in voice services, which is attributable to deccrease in revenue from ILD & hubbing business by ₹42 million ($0.57 million) due to reduction in volume, and decrease in revenue of ₹3 million ($0.03 million) from retail voice business.

Revenue from Data Center services has increased by ₹ 1,054 Million ($14.19 Million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Digital Services has increased by ₹785 Million ($10.57 Million) primarily due to (i) increase in revenue from Cloud and Managed Services by ₹ 202 Million ($2.73 Million), contributed by new customer engagements, (ii) increase in revenue from Applications Integration Services by ₹ 561 Million ($7.56 Million) majorly from sale of licenses and eLearning services and (iii) increase in Technology Integration Service by ₹ 22 Million ($0.28 Million).

Other income

The change in other income is as follows:

(Rupees in million)

	Half year ended September 30, 2021	Half year ended September 30, 2020	Change	% Change
Other Income	49	57	(8)	(14)%

Other income has decreased by ₹ 8 million ($0.11 Million). The decreased is primarily on account of decrease inmiscellaneous income.

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Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

(Rupees in million)

	Half year ended September 30, 2021	Half year ended September 30, 2020	Change	% Change
Network services	3,670	3,386	284	8%
Data Center Services	1,358	1,029	329	32%
Digital Services	3,007	2,336	671	29%
Total	8,035	6,751	1,284	19%

The cost of goods sold has increased by 19% on overall basis; the movement in COGS is explained in detail below:

(Rupees in million)

	Half year ended September 30, 2021	Half year ended September 30, 2020	Change	% Change
Network Costs	2,741	2,641	100	4%
Revenue share	403	368	35	9%
Cost of Hardware / Software	2,048	1,444	604	42%
Power costs	1,334	998	336	34%
Direct Resources costs	848	786	62	8%
Other direct costs	661	514	147	29%
Total	8,035	6,751	1,284	19%

Network cost comprises cost of bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹ 143 Million ($1.93 Million) due to capacity increase and increase in links, and IP termination costs decreased by ₹ 43 Million ($0.58 Million) on account of decrease in minutes.

Revenue share costs are comprised of revenue share payable to DOT on ILD, NLD and other services. The increase in revenue share is on account of increase in revenue from licensed services.

The increase in cost of hardware and software expenses is on account of execution of new projects in systems integration and security services.

Power costs are comprised of electricity costs incurred in our Data center. Increase in the cost is on account of increase in utilisation by customers.

Direct resources costs comprises of (i) the cost of resources deployed on the Network Infrastructure Delivery and resources involved in delivery of application services and (ii) cost of billable resources associated with the eLearning and Infrastructure Managed services. These resource costs have increased by ₹62 Million ($ 0.28 Million) compared to previous period on account of new recruitments.

Other direct costs, comprises of link implementation and maintenance charges for the Network services, onetime costs for Data Center services for on boarding new customers, platform costs for Cloud storage, direct costs of application services, digital certificate platform costs, content cost, delivery costs of application services, subject matter experts for international business. The decrease in other direct costs are due to (i) increase in platform costs for Cloud storage by ₹ 88 Million ($1.19 Million), (ii) increase in maintenance charges of Network Services by ₹ 45 Million ($0.61 Million) and (iii) increase in other direct costs of the Data Center by ₹ 14 Million ($0.19 Million).

We seek to continue in the path of achieving cost efficiencies and process optimization to maximize the return.

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Selling, General and Administrative expenses of the Company are set forth as follows:

(Rupees in million)

	Half year ended September 30, 2021	Half year ended September 30, 2020	Change	Change (%)
Operating Expenses	616	500	116	23%
Selling & Marketing Expenses	95	44	51	116%
Associate Expenses	1,092	904	188	21%
Other Indirect Expenses	467	378	89	23%
Provision for doubtful debts and advances	200	240	(40)	-17%
Forex (gain) / loss	9	16	(7)	-42%
Total	2,479	2,082	397	19%

Operating costs include rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹116 million primarily on account of increase in repairs and maintenance and network operating cost.

Selling and marketing costs consist of selling commission payable to sales partners, discounts payable to customers, incentives to salesmen and marketing and promotion costs. Selling & Marketing cost have increased on account of increase in advertisement costs and increase in channel partner commission.

Associate expenses consist of the annual cost of the employees who are part of the sales and marketing function, business development, general management and support services. Associate expenses increased compared to previous half year.

Other Indirect expense consist of cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. There is an increase in Indirect Expenses due to increase in operational expenses.

Provision for doubtful debts consists of the charge on account of the provisions created during the period against doubtful debtors. The decrease in provision for doubtful debts is on account of prudent provisioning of debtors.

Forex(gain)/ loss incurred is ₹9 million, which is due to the forex rate fluctuation compared to the previous quarter.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

(Rupees in million)

	Half year ended September 30, 2021	Half year ended September 30, 2020	Change	% Change
Depreciation and amortization	1,593	1,325	268	20%
As a percentage of carrying value	8%	8%

The increase in depreciation is primarily on account of capitalisation of fixed assets during the period.

Profit from operating activities

(Rupees in million)

	Half year ended September 30, 2021	Half year ended September 30, 2020	Change	% Change
Operating profit	1,380	1,058	322	30%
As a percentage of revenue	10%	9%

Operating profit as a % has increased over the previous year same period due to higher utilisation of assets and mix of revenue.

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Finance income/expense

(Rupees in million)

	Half year ended September 30, 2021	Half year ended September 30, 2020	Change	% Change
Finance Income	35	100	(65)	65%
Finance expense	514	478	36	8%
Net finance expense	479	378	101	27%

The decrease in finance income is majorly due to higher receipt of interest on income tax refund during the previous period ₹ 65 million ($ 0.88 million). The increase in finance expenses is majorly on account of increase in interest rates and availment of loans.

Net Profit

(Rupees in million)

	Half year ended September 30, 2021	Half year ended September 30, 2020	Change	% Change
Net Profit	658	428	257	60%
As a percentage of revenue	5%	4%

Net profit as a % of revenue has increase over the previous year same period due to higher utilisation of assets and mix of revenue.

Liquidity and Capital Resources

We have financed our operations largely through cash generated from operations, equity issuance and bank borrowings. Our liquidity requirements are for meeting working capital needs and capital expenditure required to upgrade and maintain our existing infrastructure.

The following table summarises our cash flows for periods presented:

	Half year ended September 30, 2021	Half year ended September 30, 2020	Half year ended September 30, 2021
	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	56	3,117	1
Net cash from / (used in) investing activities	(2,705)	(1,048)	(36)
Net cash from / (used in) financing activities	(278)	(8)	(4)
Effect of exchange rate changes on cash and cash equivalents	3	(2)	0.035
Net increase / (decrease) in cash and cash equivalents	(2,928)	2,060	(39)

As at September 30, 2021 and 2020 we had working capital of ₹ (736) million negative and ₹ 241 million which includes cash and cash equivalents of ₹ 2,453 million and ₹ 3,474 million respectively. Our working capital net of cash and cash equivalents is ₹ 3,189 (negative) and ₹ 3,233 million (negative) as at September 30, 2021 and 2020. We believe that cash from operations, existing lines of credit and capital availability from our promotor group, we have sufficient resources to meet our liquidity requirements.

Our short term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long term loans. We have foreign currency demand loans which carry lower interest rates compared to Indian Rupee loans, but are subject to exchange fluctuations, due to which there could be an adverse impact on cash outflows.

On October 22, 2010, the company entered into a subscription agreement with Mr. Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our CEO, Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2019, the Company has received an aggregate of ₹900 million in connection with this private placement, resulting in an aggregate of ₹ 4,000 million received till date. During the fiscal year 2019, all 125,000,000 shares were fully paid.

Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing. We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

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Cash and cash equivalents:

Cash and cash equivalents comprise of ₹ 2,683million, ₹ 2,208 million, in bank accounts and ₹ 1,062million, ₹ 2,030 million in the form of bank deposits as of September 30, 2021 and 2020, respectively, out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 868 million and ₹ 357 million respectively balance in cash and cheque amouting to ₹ 137 millions.

Net cash generated from operating activities for the half year ended September 30, 2021 was ₹55.64 million ($ 0.75 million), ₹3,061 million ($ 41.22 million) lesser than previous period. This is mainly attributable to decrease in trade and other receivabes during the period of ₹ 4,691 ($ 63.17 million), an increase in trade and other payables of ₹ 1,356 million ($ 18.26 million), increase in tax expenses ₹706 million ($ 9.51 million) due to receipt of previous year’s tax refund, increase in contract liabilities by ₹ 734 millions ($ 9.89 million) and increase in other line items by ₹ 1,895 ($ 26 millions).

Net cash generated from operating activities for the half year ended September 30, 2020 was ₹3,117 million ($42 million), ₹1,121 million ($ 15 million) higher than previous period. This is mainly attributable to cash generated during the period, an increase in trade and other receivables of ₹ 381 million ($ 5.16 million), increase in tax expenses ₹88 million ($ 1.12 million) due to receipt of previous year’s tax refund, and an increase in contract costs by ₹32 million ($ 0.43 million), increase in employee benefits ₹22 million ($ 0.29 million), increase in trade and other payables by ₹ 394 million ($ 5.33 million). The above cash generation is partially offset by an increase in inventories by ₹ 547 million ($ 7.41 million), an increase in contract liabilities by ₹ 214 million ($ 2.90 million).

Net cash used in investing activities for the half year ended September 30, 2021 was ₹ 2,705 million ($ 37 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 2,146 million ($ 29 million), additional expenditures on intangibles amounting to ₹ 270 million ($ 4 million) increase in Right of Use assets by ₹ 73 million ($ 1 million) and due to purchase of corporate debt securities of ₹ 244 ($3 millions) and offset by other line items.

Net cash used in investing activities for the half year ended September 30, 2020 was ₹1,048 million ($14.20 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 1,000 million ($ 13.55 million), additional expenditures on intangibles amounting to ₹119 million ($ 1.61 million) increase in Right of Use assets by ₹ 16 million ($ 0.22 million) .. The decrease was partly offset by increase in receipt of finance income by ₹85 million ($ 1.16 million) primarily on account of receipt of interest on Income tax refund and increase in proceeds from the sale of property, plant and equipment by ₹1 million ($ 0.008 million).

Net cash used in financing activities for the half year ended September 30, 2021 was ₹279 million ($ 6 million), This was mainly attributable to net of proceeds and repayment of borrowings by ₹ 317 million ($ 5 million), proceeds from issue of shares (ESOP) by ₹ 23 million ($ 0.31 million), repayment of lease liability by ₹ 109 millions ($ 1 Million) and finance expenses paid of ₹ 510 millions ( $ 7 million).

Net cash used in financing activities for the half year ended September 30, 2020 was ₹8 million ($0.11 million), This was mainly attributable to net of proceeds and repayment of borrowings by ₹568 million ($7.70 million), proceeds from issue of shares (ESOP) by ₹1 million ($ 0.02 million). The above increase was offset by higher finance expenses by ₹496 million ($ 6.72 million), and repayment of lease liabilities by ₹82 million ($ 1.11 million) on account of implementation of IFRS 16 Leases.

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Tax Matters

➢	Residential Status:
o	A person is said to be resident in India if:
•	A person of Indian Origin becomes resident if stay in India > 120 days (currently, 182 days) & stays for 1 out of 4 preceding years
•	If a resident who is not an ordinary resident stays in India for 7 out of 10 preceding years (currently, 9 out of 10)
•	Deemed to be resident if an Indian citizen is not liable to tax in any other country due to any reason.
▪	CBDT clarified that Indian citizens who are bona fide workers in other countries are not included and their foreign income is not taxable in India

➢	Filing of Return of Income (ROI) by Non-residents: As per earlier provisions, Non-Residents / foreign companies need not file ROI if their income includes dividend & interest income. Now, royalty & Fees for Technical Services have also been included in this exception. However, corresponding Transfer Pricing provisions have not been amended and hence Transfer Pricing compliances are still to be adhered to. Further, if withholding taxes were applied on such royalty / fee for technical services under the provisions of Double Taxation Avoidance Agreement, above concession is not applicable.

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Relaxations given by Income Tax department:

Central Board of Direct taxes extended below mentioned items through Circular No.9 of 2021 dated 20 May 2021 as follows :

1.	Due date for filing of Tax Audit Report for AY 2021-22 is extended from September 30, 2021 to October 31, 2021
2.	Due date for filing of Transfer Pricing Study Report for AY 2021-22 is extended from October 31, 2021 to November 30, 2021
3.	Due date for filing of Return of income for AY 2021-22 for assessee covered under Tax Audit is extended from October 31, 2021 to November 30, 2021
4.	Due date for filing of Belated/Revised Return of income for AY 2021-22 is extended from December 31, 2021 to January 31, 2022

Central Board of Direct taxes extended below mentioned items through press release dated 25 June 2021 as follows :

1.	Due date for filing of Equalisation levy statement in Form 1 is extended from June 30, 2021 to July 31, 2021
2.	Due date for filing of Processing of equalization levy return is extended from June 30, 2021 to September 30, 2021

Central Board of Direct taxes extended below mentioned items through Circular No.17 of 2021 dated 09 Septmeber 2021 as follows:

1.	Due date for filing of Tax Audit Report for AY 2021-22 is further extended from October 31, 2021 to January 15, 2022
2.	Due date for filing of Transfer Pricing Study Report for AY 2021-22 is further extended from November 30, 2021 to January 31, 2022
3.	Due date for filing of Return of income for AY 2021-22 for assessee covered under Transfer pricing is extended from November 30,2021 to Fenruaty 28, 2022
4.	Due date for filing of Belated/Revised Return of income for AY 2021-22 is further extended from January 31, 2022 to March 31, 2022

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5.	OTHER AMENDMENTS

Government of India and various departments of the Government have given few relaxations for compliances due to COVID-19 pandemic. We have listed relevant relaxations and measures announced whether or not we have utilized those relaxations.

Relaxations given by Ministry of Corporate Affairs (MCA):

➢	Waiver for payment of additional fees for filing certain forms under the Indian Companies Act, 2013 vide Circular No.6 dt. May 3, 2021 and Circular No. 11 dt. June 30, 2021.
➢	Companies were allowed to Conduct Extra-Ordinary General Meeting through Video Conference (VC) or Other Audio-Visual Means (OAVM) upto December 31, 2021 vide their Circualr No. 10 dt. June 23, 2021.
➢	Last date for filing the Cost Audit Report to the Board of Directors has been extended by the Ministry of Corporate Affairs vide their Circular No. 15/2021 dt. September 27, 2021. The date is extended upto October 31, 2021, and the Company can file the Report in Form CRA – 4within 30 days from the date of receipt of the Cost Audit Report by the Board of Directors.

Relaxations given by Goods & Services Tax (GST):

•	As per existing provisions (Rule 36(4)), the condition shall credit apply cumulatively for April 2021, May 2021 & June 2021 and the return in GSTR-3B for the June 2021 as the case may be , shall be furnished with the cumulative adjustment of input tax credit for the said months.

•	As regards filing of GST returns, for GSTR-1 of April 2021 & May 2021 extended till the 26th May 2021 & 26th June 2021.

•	In respect of GSTR 3B, the following relief is available:
o	For GSTR-3B of March 2021 & April 2021, following are the relief measures:

Month of the return	Due date	Date of payment & filing	Interest for late payment	Fee for late filing of return
Mar 2021	20-Apr-21	Up to 4-May-21	9%	NIL up to 4-May-21
		From 5-May-21	18% (Interest from 05-May-21)
April 2021	20-May-21	Up to 4-June-21	9%	NIL up to 4-June-21
		From 5-June-21	18% (Interest from 05-June-21)
May 2021	20-June-21	Up to 4-June-21	9%	NIL up to 4-July-21
		From 5-June-21	18% (Interest from 05-June-21)

•	Due dates for issue of notice, intimation, notification, approval order, sanction order, filing of appeal, furnishing of return, statements, applications, reports, any other documents and time limit for completion of proceedings by the authority where the time limit is expiring between 20-Mar-20 to 29-November-20 shall be extended to 30-November-20 and between 15-April-21 to 29-June-21 shall be extended to 30-June-21.
•	In addition to the above specific measures, a blanket extension for all due dates falling in between 20-Mar-20 to 29-November-20 has been granted till 30 November -20 and between 15-April-21 to 29-June-21 shall be extended to 30-June-21for GST provisions as well.
•	Refund : In rule 90 under CGST Rules 2017,
▪	in sub rule (3), the following proviso is inserted “The time period from the filing of the refund claim in Form GST RFD-01 till the date of communication of the deficiencies in Form RFD-03 by the proper officer, shall be excluded from the period of two years as specified under sub-section (1) of Section 54, in respect of any such fresh refund claim filed by the applicant after rectification of the deficiencies”.
▪	after sub-rule (4), the following proviso is inserted “ (5) The applicable may, at any time before issuance of provisional refund sanction order in Form GST RFD-04 or final refund sanction order in Form GST RFD-06 or payment order in Form GST RFD-05 or refund withhold order in Form GST RFD-07 or notice in Form GST RFD-08, in respect of any refund application filed in form GST RFD-01, withdraw the said application for refund by filing an application in Form GST RFD-01W.
▪	(6) On submission of application for withdrawal of refund in Form GST RFD01W, any amount debited by the applicant from electronic credit ledger or electronic cash ledger, as the case may be, while filing application for refund in Form GST RFD-01, shall be credited back to the ledger from which such debit was made.

•	Ease of filing GST Returns: During the period from the 27th day of April 2021 to the 31st day of May 2021, allowed to furnish the return under Section 39 in Form GSTR3B and the details of outward supplies under Section 37 in Form GSTR-1 or using invoice furnishing facility, verified through electronic verification code ( EVC).

•	Clarification on Clarification on scope of ‘Intermediary’ services (Circular No. 159/15/2021-GST) : The circular emphasises at para no 3.5, that “Sub-contracting for a service is not an intermediary service”. An important exclusion from intermediary is sub-contracting. The supplier of main service may decide to outsource the supply of the main service, either fully or partly, to one or more sub-contractors. Such sub-contractor provides the main supply, either fully or a part thereof, and does not merely arrange or facilitate the main supply between the principal supplier and his customers, and therefore, clearly is not an intermediary.

Off-Balance Sheet Arrangement

We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.

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Contractual obligations

Set forth below are our contractual obligations as at September 30, 2021:

Payments due by period (₹ 000s)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	7,010,752	2,413,492	2,714,477	1,278,021	604,762
Short term borrowings	4,064,382	4,064,382	-	-	-
Lease Liabilities	4,684,117	592,997	895,550	507,341	2,688,229
Purchase obligations	5,577,376	5,577,376	-	-	-

Item 4. Quantitative And Qualitative Disclosures About Market Risk

General

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Please see Note 36 to the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2021.

Risk Management Procedures

We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Recent Accounting Pronouncements

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 16

On May 14, 2020 International Accounting Standards Board (IASB) has issued amendment to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its condensed consolidated financial statements.

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Amendments to IAS 37

On May 14, 2020 International Accounting Standards Board (IASB) has issued Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) which specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 8

On February 12, 2021 International Accounting Standards Board (IASB) has issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its condensed consolidated financial statements.

Amendments to IAS 1

On February 12, 2021 International Accounting Standards Board (IASB) has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 12

On May 7,2021, International Accounting Standards Board (IASB) has issued amendment to IAS 12 Income Taxes which narrowed the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Item 5. Controls and Procedures

Disclosure Controls and Procedures

As at September 30, 2021, our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2021, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Changes in internal control over financial reporting

During the half year ended September 30, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Part II. Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

See Note 17 of notes to Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 33 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2021.

Item 1A. Risk Factors

For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 1A of our Annual Report on Form 20-F for the fiscal year ended March 31, 2021 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors from those disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

None.

Items 3. Defaults upon Senior Securities

None.

Item 4. Mine safety Disclosure

Not applicable.

Item 5. Other Information

1. Change in Certifying Accountant:

For Financial year 2021-22, further to the competitive bidding process and based on the recommendation of the Audit Committee, the Board of Director of the Company appointed M/s Manohar Chowdhary & Associates Chartered Accountants, Chennai (Firm Regn. No. 001997S) as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended March 31, 2022, replacing. M/s ASA & Associates LLP (the “Predecessor Accountants”).

During the final two fiscal years there were no disagreements between the Company and the Predecessor Accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of the Principal Accountants, would have caused the Principal Accountants to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements of the Company for the applicable periods.

In accordance with Item 16 F of Form 20-F, the Company intends to provide additional disclosures regarding the Predecessor Accountant’s resignation and the appointment of M/s Manohar Chowdhary & Associates Chartered Accountants, Chennai in its Form 20-F for the year ending March 31, 2022.

2. Transfer of Unclaimed Dividend amount to Investor Education Protection Fund:

Pursuant to the provisions of Section 124 and 125 of the Indian Companies Act, 2013, all the unpaid/unclaimed dividend amounts remaining unpaid/unclaimed over 7 years are required to be transferred to the Investor Education and Protection Fund maintained by the Ministry of Corporate Affairs, Government of India. The Company has transfered Rs. 476 which was unclaimed by the Shareholders more than 7 years to Investor Education and Protection Fund in accordance with Section 125 (2) read with Rule 5(1) of the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 of the Indian Companies Act, 2013. The Company has also transferred 376 Equity Shares of Rs. 10/- to Investor Education and Protection Fund in accordance with Section 125 (6) read with Rule 6 of the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 of the Indian Companies Act, 2013.

Item 6. Exhibits

None.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26-11-2021

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

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